March 1, 2017

JPMorgan Trust III

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Alternative Asset Management, Inc., J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time period indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses (including those of its subsidiary, MMAC Holdings Fund CS Ltd.) exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation and extraordinary expenses not incurred in the ordinary course of the Fund’s business. In addition, the Fund may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as the Fund’s adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Fund’s investment in such money market funds.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Alternative Asset Management, Inc.

By:

J.P. Morgan Investment Management Inc.
JPMorgan Distribution Services, Inc.

By:
Accepted by:
JPMorgan Trust III

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMTI Fee Waiver Agreement

SCHEDULE A

Fund Name	Class	Expense Cap	Expense Cap Period End
JPMorgan Multi-Manager Alternatives Fund	Class A	2.20%	February 28, 2018
	Class C	2.70%	February 28, 2018
	Select[2]	1.95%	February 28, 2018
	Class R5	1.75%	February 28, 2018
	Class R6	1.70%	February 28, 2018

[2]	Select Class to be renamed Class I on April 3, 2017.